EXHIBIT 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Google Inc. for the registration of its debt securities, preferred stock, Class A common stock, Class C capital stock and warrants and to the incorporation by reference therein of our reports dated February 11, 2014, with respect to the consolidated financial statements and schedule of Google Inc., and the effectiveness of internal control over financial reporting of Google Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

April 4, 2014